UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

eLong, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

290138 205

(CUSIP Number)

C-Travel International Limited

c/o 99 Fu Quan Road, Shanghai 200335

The People’s Republic of China

Attention: Xiaofan Wang, Chief Financial Officer

+86 (21) 34064880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq.	Michael V. Gisser, Esq.
Haiping Li, Esq.	Skadden, Arps, Slate, Meagher & Flom
Skadden, Arps, Slate, Meagher & Flom	300 South Grand Avenue, Suite 3400
42/F, Edinburgh Tower, The Landmark	Los Angeles, California 90071
15 Queen’s Road Central, Hong Kong	+ 1 (213) 687.5000
+852 3910 4850

September 18, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290138 205

1		Names of Reporting Persons C-Travel International Limited
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 27,766,653[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 27,766,653[1]
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 27,766,653[2]
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 38.6%
14		Type of Reporting Person (See Instructions) CO

1  Consists of 11,131,942 ordinary shares, par value US$0.01 per share, and 16,634,711 high-vote ordinary shares, par value US$0.01 per share (collectively, the “Ordinary Shares”), of the Company directly held by C-Travel International Limited. Each high-vote ordinary share is entitled to 15 votes per share and each ordinary share is entitled to one vote per share.

2  See Item 5.

CUSIP No. 290138 205

1		Names of Reporting Persons Ctrip.com International, Ltd.
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 27,766,653[3]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 27,766,653[2]
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 27,766,653[4]
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 38.6%
14		Type of Reporting Person (See Instructions) CO

3  Consists of 11,131,942 ordinary shares, par value US$0.01 per share, and 16,634,711 high-vote ordinary shares, par value US$0.01 per share, of the Company directly held by C-Travel International Limited, which is a Cayman Islands company wholly owned by Ctrip.com International, Ltd. Due to the ownership relationship, Ctrip.com International, Ltd. may also be deemed to have sole voting and dispositive power over the shares directly held by C-Travel International Limited.

4  See Item 5.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on June 1, 2015 (the “Original Schedule 13D”).  Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D shall remain unchanged. All capitalized terms used in this Amendment No. 1 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following at the end thereof:

This Amendment No. 1 is not being made as a result of any particular acquisitions or dispositions of Ordinary Shares by the Reporting Persons and thus no funds were used by any of the Reporting Persons for such purpose.

The descriptions of the principal terms of the Consortium Agreement (as defined below) under Item 4 are incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

On September 18, 2015, C-Travel International Limited (“C-Travel”) entered into a consortium agreement (the “Consortium Agreement”) with TCH Sapphire Limited (“TCH”) and Ocean Imagination L.P. (“Ocean Imagination”, together with C-Travel and TCH, the “Consortium Members”), pursuant to which the Consortium Members will cooperate in good faith in connection with an acquisition transaction (the “Transaction”) with respect to the Issuer, as contemplated by the Proposal.

The Consortium Agreement provides, among other things, for the cooperation and participation in the: (a) evaluation of the Issuer, including conducting due diligence of the Issuer and its business; (b) discussions regarding the Transaction and the Issuer; (c) negotiations of the terms of definitive documentation in connection with the Transaction; and (d) engagement of advisors.  During the period beginning on the date of the Consortium Agreement and ending on the earlier of (i) twelve (12) months following the termination of the Consortium Agreement as a result of the Consortium Members and/or the Issuer being unable to reach agreement on the terms of the Transaction, or (ii) the termination of the Consortium Agreement on the occurrence of other termination events, the Consortium Members have agreed to deal exclusively with each other with respect to the Transaction.

References to the Consortium Agreement in this Statement are qualified in their entirety by reference to the Consortium Agreement, a copy of which is attached hereto as Exhibit E, and incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby replaced with the following:

As of the date of this Amendment No. 1, each of the Reporting Persons beneficially owns 27,766,653 Ordinary Shares, including 11,131,942 ordinary shares (excluding 531,102 ordinary shares represented by ADSs from Guangfu Cui, which are subject to separate closing) and 16,634,711 high-vote ordinary shares of the Company, representing an aggregate of 38.6% of the Company’s total outstanding Ordinary Shares.  The percentages of ownership set forth in row 13 of the cover page for each Reporting Person is based on 72,000,731 Ordinary Shares (including 38,411,527 ordinary shares and 33,589,204 high-vote ordinary shares assuming conversion of high-vote ordinary shares) outstanding as of February 28, 2015, as disclosed in the Company’s 2014 annual report on Form 20-F.

The Reporting Persons may be deemed to be members of a “group” with the other Consortium Members who are not Reporting Persons under this Amendment No.1 pursuant to Section 13(d) of the Exchange Act as a result of entering into the Consortium Agreement.  However, each Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned by the other Consortium Members.  Neither the filing of this Amendment No.1 nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares of the Issuer that are beneficially owned by any other Consortium Member.  The Reporting Persons are only responsible for the information contained in this Amendment No.1 and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s) or the other Consortium Members.

As set forth in the Consortium Agreement, TCH beneficially owns 6,031,500 ordinary Shares and 5,038,500 high-vote ordinary shares, which represent 15.4% of the Issuers outstanding Ordinary Shares.

As set forth in the Consortium Agreement, Ocean Imagination beneficially owns 6,185,649 ordinary shares and 10,213,708 high-vote ordinary shares, which represent 22.8% of the Issuer’s outstanding Ordinary Shares.

Accordingly, by virtue of the actions in respect of the Transaction as described hereunder and the Consortium Agreement, the Consortium Members may be deemed to beneficially own, in the aggregate, 23,349,091 ordinary shares and 31,886,919 high-vote ordinary shares, which, based on 72,000,731 outstanding Ordinary Shares (including 38,411,527 ordinary shares and 33,589,204 high-vote ordinary shares assuming conversion of high-vote ordinary shares) outstanding as of February 28, 2015, as disclosed in the Issuer’s 2014 annual report on Form 20-F, represent approximately 76.7% of the Issuer’s outstanding Ordinary Shares and High-Vote Ordinary Shares.

There have been no transactions in the Ordinary Shares by C-Travel or Ctrip during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

The descriptions of the principal terms of the Consortium Agreement under Item 4 are incorporated herein by reference in their entirety.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

A

Joint Filing Agreement, dated June 1, 2015 by and between the Reporting Persons (incorporated by reference to Exhibit A to the Original Schedule 13D, filed with the Commission by the Reporting Persons on June 1, 2015)

B

Share Purchase Agreement for the Acquisition of Certain Shares dated May 22, 2015 between Ctrip, C-Travel, Keystone Lodging Holdings Limited, Plateno Group Limited, Luxuriant Holdings Limited, Expedia, Inc. and Expedia Asia Pacific — Alpha Limited. (incorporated by reference to Exhibit B to the Original Schedule 13D, filed with the Commission by the Reporting Persons on June 1, 2015)

C

Share Purchase Agreement for the Acquisition of Certain Shares dated May 22, 2015 between Ctrip, C-Travel and Guangfu Cui. (incorporated by reference to Exhibit C to the Original Schedule 13D, filed with the Commission by the Reporting Persons on June 1, 2015)

D

Right of First Refusal Agreement dated May 22, 2015 by and between C-Travel and Keystone Lodging Holdings Limited. (incorporated by reference to Exhibit D to the Original Schedule 13D, filed with the Commission by the Reporting Persons on June 1, 2015)

E*	Consortium Agreement dated September 18, 2015 by and among TCH Sapphire Limited, C-Travel International Limited and Ocean Imagination L.P.

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2015

C-Travel International Limited	By:	/s/ Xiao Fan Wang
Name: Xiao Fan Wang
Title: Director

Ctrip.com International, Ltd.	By:	/s/ Xiao Fan Wang
Name: Xiao Fan Wang
Title: CFO